Predictmedix Inc.

Via SEDAR

March 10, 2022

TO ALL REGULATORS AND EXCHANGES

RE:	Predictmedix Inc.	(the "Issuer")
Notice of Meeting and Record Dates

We advise the following with respect to the Issuer's upcoming Meeting of Security Holders:

1	Meeting Type	Annual General Meeting
2	Record Date for Notice of Meeting	April 4, 2022
3	Record Date for Voting (If Applicable)	April 4, 2022
4	Beneficial Ownership Determination Date	April 4, 2022
5	Meeting Date	May 10, 2022
6	Meeting Location	77 King Street West, Suite 3000, Toronto, ON, M5K 1G8

7	Voting Securities Details
8	Description (Class)	Common
9	ISIN / CUSIP	CA74040L1004 / 74040L100

10	Issuer sending proxy related materials directly to Non-Objecting Beneficial Owners (NOBO's)	No
11	Issuer paying for delivery of Objecting Beneficial Owners (OBO's)	No
12	Notice and Access
	Beneficial Holders	No
	Registered Holders	No
13	Material Selection	A - All

Regards,

/s/ "Sheldon Kales"

Sheldon Kales, CEO
Predictmedix Inc.